
March 8, 2007

By U.S. mail and facsimile to (612) 331-5304

Mr. Marvin E. Dee
Chief Financial Officer
Hawkins, Inc.
3100 East Hennepin Avenue
Minneapolis, MN 55413

>   **RE: Hawkins, Inc.**
>   **Form 10-K for the fiscal year ended April 2, 2006**
>   **Filed June 16, 2006**
>
>   **File No. 0-7647**

Dear Mr. Dee:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended April 2, 2006

Management's Discussion and Analysis, page 10

Sales, page 11

1. In future filings please provide a discussion of the extent to which increases in sales are attributable to increases in prices or to increases in the volume or amount of goods being sold or to the introduction of new products. Tell us what consideration you have given to providing quantified volume and pricing

Mr. Marvin E. Dee
Hawkins, Inc.
March 8, 2007
Page 2

information. Such information would provide a more transparent understanding
of the trends in your operations. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Gross Margin, page 11

2. We note your discussion of gross margin activity for fiscal years 2006 and 2005
by segment. For example, you state that the decrease in gross margin during
fiscal 2006 for the Industrial segment relates to "changes in the cost and selling
price of caustic soda during fiscal 2005 and 2006, increased product costs, a
highly competitive market environment, and changes in product mix along several
product lines" and that the decrease during fiscal 2006 for the Pharmaceutical
segment related primarily to "an increase in operating costs for staffing increases
to facilitate future growth, changes in product mix and competitive pressures". In
future filings, please quantify the effects of the various sources you have
identified that have contributed to such decreases. See our observations above
concerning providing volume and price information. Pursuant to Item
303(a)(3)(ii) of Regulation S-K, you should describe any known trends or
uncertainties that have had or that you reasonably expect will have a material
unfavorable impact on revenues or income from continuing operations. If you
know of events that will cause a material change in the relationship between costs
and revenues, you should disclose the change in the relationship.

Selling, General and Administrative, page 12

3. You attribute the increase in selling, general and administrative expenses to,
among other things, an increase in bad debt expense of $564,445 due primarily to
the bankruptcy of a large customer. We note that this event is not discussed
elsewhere in the filing, nor was it disclosed in any of the Forms 10-Q or Forms 8-
K of fiscal 2006. Please tell us and address in future filings the following:
   • When this customer declared bankruptcy.
   • Whether this customer is one of your five largest as discussed on page 3.
   • Whether the loss of this customer has materially affected your results of
     operations for fiscal 2006.
   • The impact that the bankruptcy of this customer will have on your future
     results of operations, financial condition, and liquidity.
   • How you plan on compensating for the loss of this customer's business.
Also, please be advised that a material event such as a significant customer's
bankruptcy may qualify for timely reporting under the provisions of Form 8-K.

Litigation Settlement, page 12

4. Please provide us with a more comprehensive description of the events leading up to the Universal Chemical settlement. Tell us when you acquired Universal Chemical, describe the terms of the acquisition and explain the nature of the underlying dispute. Tell us whether the shares returned were subject to any contingencies at the time of acquisition. Provide support for your accounting for the receipt of shares as a gain rather than a capital transaction, or adjustment to the acquisition. Provide support for classification as an operating item.

General

5. We note a Warning Letter Bulletin dated October 1, 2006. Please tell us the impact, if any, on your results of operations, financial condition, and liquidity arising from the FDA's investigation that disclosed that you were in violation of current Good Manufacturing Practices for the repacking and re-labeling of bulk drugs.

Notification of Late Filing, February 8, 2007

6. We note that you have filed a Notification of Late Filing for your Form 10-Q for the period ended December 31, 2006 because the Company has encountered delays in the process of implementing its new enterprise resource planning (ERP) system, which has necessitated additional time to complete its quarterly financial closing process and to prepare the related information required to be included in the 10-Q Report. Please advise us on the status of your report.

In addition, we note that you determined that your disclosure controls and procedures as of September 30, 2006 were effective, despite the implementation of the ERP system and the lack of testing of that system, and the assessment of internal control over financial reporting. We assume that this delay will represent a material weakness in your disclosure controls and procedures. Please advise.

* * * *

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743, or me at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John M. Hartz
Senior Assistant Chief
Accountant